Exhibit 99.1

Alpha Tau Successfully Treats First Immunocompromised Patient with Recurrent Cutaneous Squamous Cell Carcinoma in its ADMIRE Study at Banner MD Anderson Cancer Center

- The ADMIRE study, by treating immunocompromised patients, builds on the momentum of Alpha Tau's ReSTART pivotal trial for recurrent cSCC, which recently completed patient enrollment, under which the Banner MD Anderson team, led by Dr. Samuels, has also treated multiple patients -

- Immunocompromised patients face dramatically higher rates of cSCC, the second most common type of skin cancer in the U.S., than the general population - as much as 65- to 100-fold among organ transplant recipients specifically -

- For many patients in this population, the general treatment options for recurrent cSCC can actually cause real harm: checkpoint inhibitor immunotherapy, the standard option for the general population, carries a documented risk of triggering rejection of a transplanted organ -

Jerusalem, July 15, 2026 – Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the successful treatment of the first patient in the ADMIRE (Alpha DaRT Management for Immunocompromised patients with REcurrent cSCC) study - a clinical trial evaluating intratumoral Alpha DaRT for immunocompromised patients with recurrent cutaneous squamous cell carcinoma (cSCC). The procedure was performed at Banner MD Anderson Cancer Center in Gilbert, Arizona, by Michael Samuels, MD, Chief of Multidisciplinary Programs at Banner MD Anderson Cancer Center and Principal Investigator of the ADMIRE study at this site, along with Thomas Shellenberger, MD, Head and Neck Cancer Surgical Oncologist.

Immunosuppression is one of the strongest known risk factors for cSCC, whether it results from organ transplantation, hematologic malignancies such as chronic lymphocytic leukemia (CLL), or long-term treatment for autoimmune disease. An estimated 17 million U.S. adults are living with immunosuppression. These immunosuppressed patients face a much higher chance of developing cSCC; organ transplant recipients, for example, face a 65- to 100-fold higher incidence than the general population. Further, standard local treatments for these patients become progressively harder to repeat: surgical excision carries cumulative morbidity, and repeated procedures bring a growing degree of surgical fatigue and diminishing healthy tissue to work with, while radiation therapy is constrained by cumulative dose limits that frequently preclude re-treating the same field. This underscores the need for a localized treatment for this population that can be delivered in a single procedure and be repeated at the same site if the disease returns.

Beyond the physical toll of repeated procedures, these patients face a second barrier: For transplant recipients, physicians must often reduce immunosuppressive therapy once cancer is diagnosed, which raises the risk of organ rejection, and checkpoint inhibitor immunotherapy, a standard option for recurrent or advanced cSCC in the general population, is therefore typically avoided in these patients. Patients with CLL and other hematologic malignancies, and those on chronic immunosuppressive therapy for autoimmune disease, face a related but distinct problem: cSCC clinical trials have historically excluded immunocompromised patients as a category, regardless of the specific cause, leaving many without access to newer treatment options at all. The ADMIRE study was designed specifically to evaluate whether Alpha DaRT, delivered locally and directly into the tumor, can offer a meaningful alternative across this historically excluded and particularly vulnerable population.

Uzi Sofer, CEO of Alpha Tau, stated: “This milestone matters to us for a reason that goes beyond any one patient. There are many different reasons someone can become immunocompromised, but across nearly all of them, the same pattern holds: their cSCC comes back more often, and leaves them with far fewer treatment options than for others. This trial actually started with our physicians. Since we began enrolling ReSTART, our pivotal trial for recurrent cSCC, investigators at site after site have asked the same question on their own, right up to recently: could Alpha DaRT help their immunocompromised patients too, the ones ReSTART couldn’t enroll? That’s exactly the kind of trial our strategy is built around: treating patients whose tumors recur after surgery or radiation therapy, who are left with limited treatment options, and who need new solutions the most.”

Dr. Michael Samuels, Chief of Multidisciplinary Programs at Banner MD Anderson Cancer Center, commented: “Our team has treated multiple patients under Alpha Tau’s ReSTART trial for recurrent cSCC, and that experience is exactly what gave us the confidence to bring Alpha DaRT to our immunocompromised patients through ADMIRE. Banner sees a significant number of transplant patients and patients with other causes of immunosuppression across across our network, many of whom go on to develop skin cancers that recur despite prior surgery or radiation, and who have very few good options left. Today’s patient came to us in exactly that situation, and I’m glad to say the treatment went smoothly, with the kind of single-session, localized procedure our patients need. I’m looking forward to seeing how this patient, and the others who will follow, respond over the coming months.”

Dr. Robert Den, Chief Medical Officer of Alpha Tau, added: “ADMIRE is a natural extension of everything we’ve learned through ReSTART and, before that, through our original skin cancer feasibility study, which showed strong local tumor control in a population where nearly two-thirds already had recurrent disease. Bringing this treatment to a system like Banner, which already has both the transplant and oncology expertise this population requires, is exactly how we intend to build out this program. We’re grateful to Dr. Samuels and his team, and we look forward to following this patient’s progress.”

About the ADMIRE Study

ADMIRE (Protocol CTP-SCC-04) is a prospective, multicenter, open-label, single-arm clinical study evaluating intratumoral Alpha DaRT for the treatment of recurrent cutaneous squamous cell carcinoma in immunocompromised patients. The study was initially announced in September 2024 as an investigator-initiated trial and is now conducted as a company-sponsored study. The study is designed to enroll up to 28 patients at up to 8 sites across the United States. Eligible patients must have histologically confirmed, recurrent cSCC with a single lesion up to 7 cm, and must be immunocompromised due to any primary or secondary immunodeficiency, including solid organ transplantation, hematologic malignancy, or chronic immunosuppressive therapy for autoimmune disease; diabetes alone does not qualify. The primary endpoint is objective response rate (ORR) based on best overall response per RECIST v1.1; secondary endpoints include progression-free survival, overall survival, and local control, each assessed over twelve months. Additional information about the study is available at https://clinicaltrials.gov/study/NCT06615635.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in immunocompromised patients with recurrent cSCC, including the ADMIRE study, the expected patient enrollment, benefits, safety, feasibility, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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